Exhibit 77H - Changes in Control of Registrant

As the result of the merger described in Exhibit 77M below, as of the close of business on April 4, 2008, the funds filing this report, which prior to the merger were Citizens Value Fund and Citizens Emerging Growth Fund, each a series of Citizens Funds, managed under the direction of the Board of Trustees of Citizens Funds, became series of Sentinel Group Funds, Inc., the Sentinel Sustainable Core Opportunities Fund and Sentinel Sustainable Emerging Companies Fund, respectively, and were managed under the direction of the Board of Directors of Sentinel Group Funds, Inc.